Exhibit 1

THIRD QUARTER REPORT 2003

Based on US GAAP and expressed in US dollars.

Barrick Earns $35 Million or $0.07 per Share in Third Quarter

Highlights

•	Net income of $35 million, or $0.07 per share, includes a $11 million after tax gain on sales of various assets; and a $20 million after tax, non-hedge derivative loss

•	Operating cash flow totals $188 million for third quarter, $62 million higher than the year earlier quarter, primarily due to higher realized gold prices and sales volumes

•	Production totals 1.48 million ounces of gold for the quarter at a total cash cost of $180 per ounce[1]

•	All production was sold at spot prices during the quarter at an average of $365 per ounce

•	Repurchased a total of 5.3 million common shares at an average cost of $17.30 per share during the quarter

•	For the year, production is forecast at 5.4 - 5.5 million ounces, at an expected total cash cost in the $190 - $195 per ounce range, in line with previous guidance

•	The Company expects to receive approval of the Veladero Environmental Impact Statement during the fourth quarter, with construction to commence soon thereafter

•	On October 17th, Barrick announced that it has acquired a 10% stake in Highland Gold, which has properties in Russia. The agreement has provisions that could ultimately give Barrick a 29% interest in the overall company. As a result Barrick would have the right but not the obligation to participate in up to 50% of Highland Gold’s interest in any new project Highland Gold undertakes.

Barrick Gold Corporation today reported earnings of $35 million ($0.07 per share) and operating cash flow of $188 million for third quarter 2003, compared to earnings of $34 million ($0.06 per share) and operating cash flow of $126 million in the year earlier period. The higher operating cash flow in the current quarter primarily relates to higher realized gold prices and sales volumes.

     “Overall we had a solid third quarter,” said Greg Wilkins, President and Chief Executive Officer: “One that keeps us on track to meet our full year targets.”

     For the first nine months of 2003, net income was $123 million ($0.23 per share) and operating cash flow was $385 million, compared to net income of $139 million ($0.26 per share) and operating cash flow of $394 million in the year earlier period.

     The Company maintains a strong balance sheet with a cash position of over $1 billion, after paying out $91 million during the quarter to repurchase 5.3 million Barrick common shares under the share repurchase program.

PRODUCTION AND COSTS

For the quarter, Barrick produced 1.48 million ounces of gold at total cash costs of $180 per ounce, compared to 1.38 million ounces of gold at total cash costs of $180 per ounce for the year earlier quarter. Higher production and lower cash costs from Betze-Post, Kalgoorlie and Eskay Creek more than offset lower production and higher

[1]	For an explanation of non-GAAP performance measures refer to pages 15-16 of the Management’s Discussion and Analysis.

BARRICK THIRD QUARTER REPORT 2003	PRESS RELEASE

costs from the Meikle and Bulyanhulu Mines. Despite higher energy costs, as well as royalties and other gold-linked costs, cash costs were flat over the prior year period due to lower costs at Betze-Post, Kalgoorlie and Eskay Creek. “This quarter’s results demonstrate the benefit of having a diversified portfolio of properties,” Wilkins said.

     “Bulyanhulu is on track with the revised targets established in July, and while we’re working on the costs at Meikle, Goldstrike as a property is doing well,” added John Carrington, Vice Chairman and Chief Operating Officer. “Overall, we had a solid quarter, driven by significant contributions from our large open pit operations, and cash costs for the Company were $5 an ounce lower than our second quarter.”

     For the full year, the Company is forecast to produce between 5.4 and 5.5 million ounces at total cash costs at the lower end of the $190 to $195 per ounce range, as previously reported. For the year, administration expense is expected to total $80 million and exploration and business development expense is expected to total approximately $125 million. For the remainder of 2003 and 2004, currency fluctuations are expected to have minimal impact on cash costs, as the Company has hedged the equivalent of about three years of local Canadian and Australian dollar operating costs.

BARRICK SELLS PRODUCTION AT SPOT PRICES
FOR ALL OF THE THIRD QUARTER

During the quarter, spot gold prices ranged from a high of $389 per ounce to a low of $342 per ounce, averaging $364 per ounce, compared to an average spot price of $314 per ounce in the year earlier quarter. Barrick sold all production at spot gold prices, and realized an average of $365 per ounce on its gold sales during third quarter 2003.

     “Our forward sales program is working as designed, allowing us the flexibility to maximize the price for every ounce we produce,” added Mr. Wilkins.

     As production was sold at spot prices during the third quarter, the total position remained at 16.1 million ounces, unchanged from the end of second quarter 2003.

NEW DEVELOPMENTS

Two weeks after quarter’s end, Barrick announced that it had acquired a 10% stake in Highland Gold. “This is a strategic investment opportunity for us,” said Wilkins: “It is a prudent way for Barrick to get into Russia, and gain a window into one of the world’s most prospective gold mining areas.”

     After a two-month due diligence process, Barrick has the right to increase its stake to a total of 29% of Highland Gold. As a result, Barrick would have the right but not the obligation to participate in up to 50% of Highland Gold’s interest in any new project Highland Gold undertakes.

SHARE BUYBACK

During the quarter, Barrick continued its share buyback program, repurchasing 5.3 million common shares at an average purchase price of $17.30 per share, for a total cost of $91 million. To date the Company has repurchased a total of 8.8 million shares at an average purchase price of $17.56 for a total cost of $154 million.

EXPLORATION UPDATE

During third quarter 2003, Barrick was actively exploring over 60 projects in 9 countries. Early stage exploration on over 50 targets continues to define and prioritize targets for detailed follow up. Drilling was carried out on 17 projects during the quarter and will continue on 13 projects in fourth quarter 2003.

     Preliminary results are very encouraging. Immediately north of the Goldstrike Pit, five of six initial holes contain mineralization. At the Rossi property just north of Meikle, intersects have produced significantly higher grades than previous drill programs. At Eskay Creek where drilling was completed in September, initial results are encouraging with results from 28 holes still pending. Exploration in the Alto Chicama district in Peru, is focused on the area around the Lagunas Norte deposit. The Company has an excellent portfolio of prospects in the area and will be accelerating exploration during the fourth quarter 2003 and in 2004.

BARRICK THIRD QUARTER REPORT 2003	2	PRESS RELEASE

DEVELOPMENT PROJECTS UPDATE

During third quarter 2003, crews opened the camp and construction area at Veladero in Argentina, and commenced detailed engineering, mine planning, construction planning and manpower build-up. Approval of Veladero’s Environmental Impact Statement is anticipated in fourth quarter 2003. Once granted, EIS approval will allow commencement of construction soon thereafter. Starting in the fourth quarter, development costs for Veladero will be capitalized rather than expensed, as mineralization has now been classified as a reserve for U.S. reporting purposes.

     At Alto Chicama, third quarter accomplishments include the submission of the EIS on September 29, 2003. Public hearings at the local and regional level are scheduled during fourth quarter 2003. The Company’s Board of Directors approved the project for a $340 million investment, with production scheduled for second half 2005.

     At Cowal in Australia, focus during the quarter was on securing government approval for the various environmental management plans (EMPs) that are a requirement of the Cowal development consent.

     Barrick’s shares are traded under the ticker symbol ABX on the Toronto, New York, London and Swiss stock exchanges and the Paris Bourse.

BARRICK THIRD QUARTER REPORT 2003	3	PRESS RELEASE

Key Statistics

(in United States dollars, US GAAP basis)	Three months ended Sept. 30,		Nine months ended Sept. 30,

(Unaudited)	2003	2002	2003	2002

Operating Results
Gold production (thousands of ounces)	1,479	1,378	4,209	4,099
Gold sold (thousands of ounces)	1,505	1,384	4,193	4,265
Per Ounce Data
Average spot gold price	$364	$314	$354	$306
Average realized gold price	365	342	358	338
Cash operating costs(3)	168	173	174	171
Total cash costs(1) (3)	180	180	186	178
Total production costs(3)	265	273	274	268

Financial Results (millions)
Gold sales	$549	$473	$1,499	$1,441
Income before accounting changes	35	34	140	139
Net income	35	34	123	139
Operating cash flow(4)	188	126	385	394
Per Share Data (dollars)
Income before accounting changes	0.07	0.06	0.26	0.26
Net income (basic and diluted)	0.07	0.06	0.23	0.26
Operating cash flow	0.35	0.23	0.71	0.73
Common shares outstanding (as at Sept. 30) (millions)(2)	534	542	534	542

	As at Sept. 30,	As at Dec. 31,
	2003	2002

Financial Position (millions)
Cash and equivalents	$1,039	$1,044
Working capital	869	869
Long-term debt	754	761
Shareholders’ equity	3,372	3,334

[1]	Includes royalties and production taxes.

[2]	Includes shares issuable upon exchange of BGI (Barrick Gold Inc.), formerly Homestake Canada Inc., exchangeable shares.

[3]	For an explanation of non-GAAP performance measures refer to pages 15-16 of Management’s Discussion and Analysis.

[4]	Historically we classified deferred stripping expenditures as part of payments for property, plant and equipment in investing activities. In fourth quarter 2002, we reclassified these cash outflows under operating activities for all periods presented to reflect the operating nature of stripping activities.

BARRICK THIRD QUARTER REPORT 2003	4	SUMMARY INFORMATION

Production and Cost Summary

	Production (attributable ounces)				Total Cash Costs (US$/oz)(1)

	3 months ended 09/30,		9 months ended 09/30,		3 months ended 09/30,		9 months ended 09/30,

(Unaudited)	2003	2002	2003	2002	2003	2002	2003	2002

North America
Betze-Post	494,782	333,746	1,234,510	1,003,761	$212	$247	$227	$230
Meikle	143,127	150,032	404,465	447,705	262	206	251	204

Goldstrike Property Total	637,909	483,778	1,638,975	1,451,466	222	233	234	222
Eskay Creek	87,377	84,868	268,683	261,764	9	43	62	36
Round Mountain	92,464	100,063	301,590	289,133	170	174	168	180
Hemlo	73,056	63,346	202,958	185,878	211	244	226	242
Holt-McDermott	24,099	18,978	66,312	62,075	202	174	248	166

	914,905	751,033	2,478,518	2,250,316	196	194	207	195

South America
Pierina	215,237	219,067	705,871	617,040	81	77	81	74

Australia
Plutonic	96,420	81,422	245,714	223,359	179	187	192	183
Darlot	37,452	37,517	117,641	105,382	163	164	159	169
Lawlers	25,154	30,167	71,868	84,720	201	168	242	176

Yilgarn District Total	159,026	149,106	435,223	413,461	179	173	184	178
Kalgoorlie	109,306	94,071	320,600	261,669	195	228	207	220

	268,332	243,177	755,823	675,130	186	196	198	195

Tanzania
Bulyanhulu	67,940	86,344	234,814	255,543	277	199	229	203
Other/Mines closed in 2002	12,634	77,884	34,443	301,331	173	180	165	188

Total	1,479,048	1,377,505	4,209,469	4,099,360	$180	$180	$186	$178

	Consolidated Production Costs (US$/oz)(1)

	3 months ended 09/30,		9 months ended 09/30,

(Unaudited)	2003	2002	2003	2002

Direct mining costs at market foreign exchange rates	$201	$195	$204	$193
Gains realized on currency hedge contracts	(11)	(2)	(10)	(1)
By-product credits	(22)	(20)	(20)	(21)

Cash operating costs	168	173	174	171
Royalties	9	6	9	6
Production taxes	3	1	3	1

Total cash costs	180	180	186	178
Amortization and reclamation	85	93	88	90

Total production costs	$265	$273	$274	$268

[1]	For an explanation of non-GAAP performance measures refer to pages 15-16 of Management’s Discussion and Analysis.

BARRICK THIRD QUARTER REPORT 2003	5	SUMMARY INFORMATION

Management’s Discussion and Analysis of Financial and Operating Results

HIGHLIGHTS

In third quarter 2003, production was 1.48 million ounces of gold at total cash costs of $180 per ounce, compared to 1.38 million ounces of gold at $180 per ounce1 in the year earlier quarter. Net income was $35 million ($0.07 per share), compared to $34 million ($0.06 per share) for third quarter 2002. Third quarter earnings benefited from higher gold sales prices and gains on various asset sales, offset by non-hedge derivative losses and higher income tax expense, administration costs, and exploration and business development costs.

     During the quarter, spot gold prices remained above the price we could have realized by delivering into our forward gold sales contracts. This allowed us the opportunity to benefit from the flexibility of our forward sales program, by realizing the higher spot price for most of our gold production during the first three quarters of the year. Year to date, we have received an average $358 per ounce for all ounces sold, compared to the average $354 per ounce spot price.

     In third quarter 2003, operating cash flow totaled $188 million, compared to $126 million for the year earlier quarter, due primarily to higher gold sales prices and gold sales volumes. In the third quarter, our cash balance increased by $47 million to over $1 billion at September 30, 2003, even after spending $81 million on capital and $91 million under our share buyback program.

GOLD SALES

Revenue for third quarter 2003 was $549 million on gold sales of 1.51 million ounces, compared to $473 million in revenue on gold sales of 1.38 million ounces for the year earlier quarter. Higher gold sales during the quarter were coupled with a $23 per ounce (7%) increase in the average realized price. During the third quarter, spot gold prices ranged from a high of $389 to a low of $342 per ounce, averaging $364 per ounce. We realized an average of $365 per ounce during the quarter by delivering all of our gold at spot gold prices, which exceeded the prices we could have achieved through our forward sales contracts.

     Our forward sales program remains an important tool for the Company, particularly as a means of securing our revenue base given the large development program planned over the next five years. During the quarter the position remained at 16.1 million ounces, unchanged from second quarter as we sold all of our production at spot prices. The program is larger than we would like it to be in the current gold environment. We will continue to use market opportunities to bring the program down from about three years of production - toward a more optimal upper parameter of two years of production, or 20% of operating mine reserves. Ultimately, market conditions will impact the level of forward sales at any point in time. With higher expected gold price volatility, we may reduce the size of the program on gold price dips but add to the program on gold price spikes in an effort to improve the average price of the contracts in the program.

     At quarter’s end, the unrealized mark-to-market on our derivative instruments position, including gold and silver forward sales contracts, as well as currency and interest rate hedge programs, was negative $1 billion. This mark-to-market value represents the replacement value of these contracts based on current market levels, and does not represent an economic obligation for payment by Barrick. Barrick’s obligations under the gold sales contracts are to deliver an agreed upon quantity of gold at a hedge price by the termination date on the contracts (2013 in most cases).

     In accordance with hedge accounting rules, the positive mark-to-market value of $214 million relating to our currency and interest rate hedge programs is

[1]	For an explanation of non-GAAP performance measures refer to pages 15-16 of the Management’s Discussion and Analysis.

BARRICK SECOND QUARTER REPORT 2003	6	MANAGEMENT’S DISCUSSION AND ANALYSIS

recorded as an asset on our balance sheet. The mark-to-market value of our normal sales gold and silver contracts is not recorded on our balance sheet, as accounting rules that govern these contracts do not require balance sheet recognition. Instead, the economic impact of these sales contracts is reflected in our financial statements as we physically deliver gold and silver under the contracts.

OVERVIEW

For third quarter 2003, our overall production was in line with plan at 1.48 million ounces, while cash costs were better than plan at $180 per ounce, despite the lower contributions from Meikle and Bulyanhulu. Overall production for the year is expected to be 5.4 to 5.5 million ounces, at total cash costs in the $190 to $195 per ounce range.

     Looking forward to 2004, production is expected to be about 10% lower and cash costs about 10% higher than the current year. This is primarily as a result of lower grades at Pierina and Betze-Post. Pierina is now in its last year of producing in the 900,000 ounce range, before stepping down to lower production levels as mining moves to lower grade areas in the pit.

     A further weakening of the US dollar is not expected to have a significant impact on cash costs, due to our Canadian and Australian dollar currency hedge positions, equivalent to about three years of local Canadian and Australian dollar costs.

     During third quarter 2003, Barrick was actively exploring over 60 projects in 9 countries. Early stage exploration on over 50 targets continues to define and prioritize targets for detailed follow up. Drilling was carried out on 17 projects during the quarter and will continue on 13 projects in fourth quarter 2003.

OPERATIONS REVIEW

Goldstrike Property (Nevada)

	Q3 2003	Q3 2002	2003E

Production
Betze-Post	494,782	333,746	1,565,000
Meikle	143,127	150,032	550,000

Goldstrike Property	637,909	483,778	2,115,000

Total cash cost / oz
Betze-Post	$212	$247	$233
Meikle	262	206	250

Goldstrike Property	$222	$233	$238

Betze-Post

•	For the quarter, Betze production increased 48%, due to a 62% increase in ore grades processed, as mining in a higher grade area of the pit encountered higher-than-modeled grade.

•	Cash costs during third quarter 2003 were 14% lower than the prior year. The lower cash costs were due to higher production and lower mining costs, as reduced fleet size, facilitated by in-pit dumping, has reduced overall mining costs while mining the same amount of material. Costs were negatively affected by higher royalties and production taxes (up $10 per ounce over the year earlier quarter) due to the rising gold price, and higher processing costs (up $11 per ounce).

•	The higher processing costs were due to higher acid consumption, coupled with a higher acid unit price, and extended planned maintenance at both plants due to harder ores. The higher acid consumption is attributable to the high carbonate material mined. The high acid price resulted from purchases on the open market at costs substantially above fixed contract prices.

•	Recovery rates were higher than the prior year quarter, but lower than plan due to processing more high-grade, complicated ore types. The high-grade material was predominately high-carbonate autoclave feed; the high carbonate levels resulted in higher acid consumption. At the roaster, high arsenic and carbonaceous material levels affected recovery.

BARRICK THIRD QUARTER REPORT 2003	7	MANAGEMENT’S DISCUSSION AND ANALYSIS

A blending program continues to mitigate these impacts.

•	For the year, Betze Post is expected to produce 1,565,000 ounces, 70,000 more than the 2003 plan, at marginally higher costs.

•	Drilling commenced at the Goldstrike-North Pit target, located immediately north of Betze-Post. Five of six initial holes contain mineralization. Two additional drill rigs have been added to accelerate the program.

•	Underground infill drilling at Rossi located near Goldstrike has intersected significantly higher grades than previous drill programs. A total of 12 holes on two stations have been completed in a 50-hole program. This program will increase drill density to a 50 foot by 50 foot spacing in the 49er Zone. A resource calculation will be completed by the end of the year.

Meikle

•	Meikle production and costs continue to be affected by ground conditions at Rodeo and the mining of remnant blocks at Meikle. Ground support rehabilitation efforts are on-going and have proven successful in providing increases to Rodeo production during third quarter 2003. Similar results are expected in fourth quarter 2003.

•	Remnant mining at Meikle was re-sequenced to maximize ore recovery and ground stability. Cash costs for the quarter were also pushed higher by difficult ground conditions. As a result, labor, contract services, ground support material, and maintenance repairs were higher than plan. Royalties and taxes were slightly over plan due to the increased gold price, partially offset by lower production and increased costs.

•	Significant events during the quarter included a recommissioning of the failed backfill raise at Rodeo.

•	For the year, the mine is expected to produce 550,000 ounces - 65,000 ounces less than the 2003 plan - due to the ground conditions, infrastructure completion, and remnant constraints mentioned above. Cash costs are expected to be $250 per ounce for the year. The mine is on track to commission the Rodeo ore pass system in October and the Rodeo backfill station in December.

Eskay Creek (British Columbia)

	Q3 2003	Q3 2002	2003E

• Production	87,377	84,868	353,000
Total cash cost / oz	$9	$43	$67

•	Third quarter 2003 production was up over the prior year quarter, as an increase in tons processed more than offset a decline in grade.

•	Third quarter costs benefited from significantly higher than expected silver grades in a series of stopes, resulting in a $30 per ounce higher by-product credit from silver over the prior year quarter. Silver grades are expected to return to plan levels during fourth quarter 2003. The balance of the cash cost improvement is primarily attributable to improved processing rates (up 10%).

•	For the year, the mine is now expected to produce 353,000 ounces at a cash cost of $67 per ounce. Although the mine had a strong third quarter, it has reduced its mining rate from plan in order to minimize dilution. As a result, production for the year is expected to be 7,000 ounces below the second quarter estimate, while projected cash costs will be lower by $10 per ounce, due to increased silver production and a higher estimated realized silver price.

•	An 18,000 metre drill program was completed at the end of September. The focus has been on the 22 Zone, which is located south of the mine. Results received so far this month are encouraging. Results are still pending from 28 holes. Drilling is targeting both stratiform mineralization and structurally controlled mineralization such as that seen in the 21C Zone at Eskay.

BARRICK THIRD QUARTER REPORT 2003	8	MANAGEMENT’S DISCUSSION AND ANALYSIS

Round Mountain (Nevada) (50% share)

	Q3 2003	Q3 2002	2003E

Production	92,464	100,063	384,000
Total cash cost / oz	$170	$174	$175

•	Lower ounces produced during third quarter 2003 compared to the prior year period resulted from planned lower grades, aggravated by a transformer failure early in the quarter that limited the processing of higher-grade ore. Higher recoveries and an increase in the tons processed from the lower grade run-of-mine leach ore have more than offset this event, allowing the mine to exceed planned production by 5% for the quarter. A new transformer will be in service late in fourth quarter 2003; at that time, normal operations are expected to resume.

•	For the year, the mine is now expected to produce 384,000 ounces to Barrick’s account. This would represent another new annual production record for the operation.

•	Encouraging results from the nearby Gold Hill deposit continue, and work is ongoing to advance this project. A 2004 underground exploration program is currently being planned to follow up on encouraging high grade drilling intercepts behind the existing ultimate pit wall.

Hemlo (Ontario) (50% share)

	Q3 2003	Q3 2002	2003E

Production	73,056	63,346	272,000
Total cash cost / oz	$211	$244	$224

•	Production increased 15% in third quarter 2003 over the prior year period, due to continuous improvement efforts in the mill that have raised throughput by 16%. Cash costs per ounce declined, due largely to the increased production.

•	The mine is currently implementing a number of organization changes and is acquiring new pit and underground equipment during fourth quarter 2003 that is expected to improve the cost structure in the future.

•	Hemlo is on track to meet its annual production and cash costs projections of 272,000 ounces at $224 per ounce.

Holt-McDermott (Ontario)

	Q3 2003	Q3 2002	2003E

Production	24,099	18,978	87,000
Total cash cost / oz	$202	$174	$247

•	Third quarter 2003 production increased by 27% compared to the prior year quarter, due to improved grades and throughput (up 14% and 12% respectively).

•	Due to Holt’s limited mine life, drilling and development costs are being expensed, pushing cash costs higher.

•	As previously announced, the Mine is expected to cease underground operations by fourth quarter 2004.

Pierina (Peru)

	Q3 2003	Q3 2002	2003E

Production	215,237	219,067	910,000
Total cash cost / oz	$81	$77	$82

•	Third quarter 2003 production was similar to the prior year quarter, while cash costs per ounce ran higher as a result of planned equipment overhauls, and increased employee profit sharing costs due to higher gold prices.

•	Pierina remains on track to meet its full year production and cash costs targets. The Mine is in its last year of production in the 900,000-ounce range, before stepping down to lower production levels, as mining moves to lower grade areas in the open pit in 2004.

BARRICK THIRD QUARTER REPORT 2003	9	MANAGEMENT’S DISCUSSION AND ANALYSIS

Yilgarn District (Western Australia)

Plutonic

	Q3 2003	Q3 2002	2003E

Production	96,420	81,422	315,000
Total cash cost / oz	$179	$187	$193

•	Production for the quarter was 18% above the prior year period, reflecting both higher grades and mining rates from the underground. Cash costs were $8 per ounce lower than the prior year period, and 14% lower than second quarter 2003.

•	During third quarter 2003, construction of the paste fill plant was completed. Backfilling has commenced in some stopes to commission the plant. The plant will be operating at design capacity in fourth quarter 2003. Expected benefits are improved ore recovery, reduced dilution and improved mining flexibility.

•	For the full year, the mine is expected to produce 315,000 ounces, higher than second quarter estimates, driven by increased grades, higher throughput and improved recovery rates. Cash costs are expected to be lower than the second quarter estimate.

Darlot

	Q3 2003	Q3 2002	2003E

Production	37,452	37,517	157,000
Total cash cost / oz	$163	$164	$161

•	Third quarter production remained essentially the same as the prior year period, as higher underground ore production was offset by slightly lower recoveries.

•	For the full year, Darlot is expected to produce 157,000 ounces, 3,000 ounces above the second quarter 2003 estimate. The increased production is attributable to the expected continuation of better grades in fourth quarter 2003. Cash costs are expected to remain in line with second quarter estimates.

Lawlers

	Q3 2003	Q3 2002	2003E

Production	25,154	30,167	98,000
Total cash cost / oz	$201	$168	$242

•	Third quarter 2003 production was lower than the prior year period, due largely to lower head grades. The increased cash cost per ounce is due primarily to the lower production profile.

•	The crusher was upgraded during the quarter to improve throughput levels. As a result, unit processing costs should benefit by approximately 3 to 4% per year, as fixed processing costs are offset by additional tonnage combined with lower maintenance expense.

•	Mining in the Fairyland pit continues to be suspended and is not expected to resume in 2003.

•	For the full year, the mine is expected to produce 98,000 ounces, 4,000 ounces more than the second quarter 2003 estimate, driven largely by improved head grades. Cash costs are expected to be $18 per ounce below the second quarter estimate.

Kalgoorlie - Super Pit (Western Australia) (50% share)

	Q3 2003	Q3 2002	2003E

Production	109,306	94,071	415,000
Total cash cost / oz	$195	$228	$212

•	Kalgoorlie’s strong second quarter performance continued into third quarter 2003, producing 16% more ounces than the prior year period. Mining continues to capture high-grade pillars due to good void management. Mt. Charlotte, initially scheduled to cease production in 2002, continues to produce.

•	Cash costs were lower than the prior year period due to higher processing rates, grades and recoveries.

•	During third quarter 2003, a fourth shovel and four additional haul trucks were commissioned as part of the owner-operated mining fleet, allowing operations to move towards the optimum level of material movement.

BARRICK THIRD QUARTER REPORT 2003	10	MANAGEMENT’S DISCUSSION AND ANALYSIS

•	For the year, the mine is expected to produce 415,000 ounces, 5,000 ounces above the second quarter estimate, due to the higher grades being achieved in the pit. Cash costs are expected to be marginally higher than the second quarter estimate.

Bulyanhulu (Tanzania)

	Q3 2003	Q3 2002	2003E

Production	67,940	86,344	310,000
Total cash cost / oz	$277	$199	$240

•	Third quarter 2003 production was 21% lower than the prior year period, but was in line with the stabilization plan announced at the beginning of the third quarter.

•	Cash costs for the quarter were higher than the prior year period, again reflecting the reduced mining rate as the operation is stabilized.

•	With the successful completion of the flotation expansion and adjustments made through the first half of the year, recovery rates are now averaging 88.5%.

•	The mining rate for third quarter 2003 averaged 2,342 tons per day (tpd). The mining rate will start to ramp up in fourth quarter 2003, to a planned level of 2,600 tpd for the quarter.

•	Progress is being made on mining dilution, which was at or below plan in August and September, while equipment availability has increased 10% over the second quarter.

•	Results for the quarter are in line with the stabilization plan, and for the full year the mine is expected to produce 312,000 ounces at a cash cost of $241 per ounce.

Other Properties

	Q3 2003	Q3 2002	2003E

Production	12,634	77,884	47,000
Total cash cost / oz	$173	$180	$166

•	The only mine remaining in this category in 2003 is our 33% interest in the Marigold Mine, which produced more gold than plan at cash costs below plan.

•	Lower production for this category during third quarter 2003 compared to the year earlier quarter relates to the closure of five mines in 2002 due to the depletion of reserves.

DEVELOPMENT REVIEW

Alto Chicama (Peru)

The Company’s Alto Chicama project remains on- schedule for a first gold pour in second half 2005.

     The Environmental Impact Study for the Alto Chicama Project was submitted September 29, 2003. Public hearings at the local and regional level are scheduled during fourth quarter 2003.

     During third quarter 2003, Barrick’s Board of Directors approved the project for a $340 million investment. Average annual production is projected at 540,000 ounces, with a cash cost of $135 per ounce over the first decade.

     Basic engineering is complete on the Alto Chicama project, with detailed engineering scheduled to commence in fourth quarter 2003.

     Exploration in the Alto Chicama district is focused on the area around the Lagunas Norte deposit. The company has an excellent portfolio of prospects in the area and will be accelerating the exploration of these during late 2003 and in 2004. Prospects within 5 kilometers of Lagunas Norte, which include Lagunas Sur and La Capilla, are showing encouraging results. Other targets include Lagunas NW, Ururupa, Alumbre and Genusa.

Veladero (Argentina)

Veladero’s EIS is expected to be approved in fourth quarter 2003. Once granted, EIS approval will allow the commencement of construction. Tender packages for camp, site development and heap leach pad will be received and approved during fourth quarter 2003, pending EIS approval.

     Third quarter accomplishments at Veladero included:

•	Accessing and opening the camp and construction area.

BARRICK THIRD QUARTER REPORT 2003	11	MANAGEMENT’S DISCUSSION AND ANALYSIS

•	Commencement of construction on a portion of the road previously closed during the Argentine winter.

•	Commencement of detailed engineering and mine planning, construction planning and manpower buildup.

•	Placement of purchase orders with Caterpillar and other mine equipment suppliers in the amount of $50 million for the initial mine fleet.

     Starting in fourth quarter 2003, costs for Veladero will be capitalized rather than expensed as mineralization has now been classified as a reserve for U.S. reporting purposes.

Cowal (Australia)

Work continues on securing government approvals for the various environmental management plans (EMPs) that are a requirement of the Cowal development consent.

Pascua-Lama (Chile/Argentina)

Work continues with the engineering optimization of the project, with the study scheduled for completion in second quarter 2004.

Tulawaka Project (Tanzania)

During the quarter, the Environmental Impact Assessment for the Tulawaka project was approved and a Mining License application was submitted.

     The Company plans an end-of-year update on its development activity with its fourth quarter 2003 results.

AMORTIZATION

Amortization totaled $134 million, or $85 per ounce, for third quarter 2003, compared to $126 million or $87 per ounce in the year earlier quarter. The increase was primarily due to an increase in ounces sold compared to the prior year period. On a per ounce basis, amortization was slightly lower, due to the change in the production mix across our portfolio of mines.

     Two accounting policy changes affecting amortization took effect in first quarter 2003. First, FAS 143 changed the method for accounting for reclamation and closure costs. Amortization increased by $2 million for third quarter 2003 to reflect the amortization of the increase to property, plant and equipment from adopting the new standard at the beginning of this year.

     The second change relates to the amortization of underground development costs to exclude estimates of future underground development costs in the current period amortization. The new accounting policy for our underground mines had minimal impact on our third quarter results, and is expected to have minimal impact on amortization for the balance of the year.

     Overall amortization is expected to total between $520-$530 million in 2003. Amortization in 2004 is expected to be about $500 million.

ADMINISTRATION

Third quarter 2003 administration costs were $21 million, an increase of $5 million over the year earlier period. The increase is primarily related to severance costs incurred as part of our new organizational design and higher insurance costs.

     For 2003, administration costs are expected to total $80 million, an increase of $10 million over the beginning of year estimate primarily due to additional severance, insurance and legal costs. Administration costs in 2004 are expected to be approximately $75 million.

EXPLORATION AND BUSINESS DEVELOPMENT

Exploration and business development expenses totaled $38 million for third quarter 2003, an increase of $8 million over the year earlier quarter. One third of the expenses during the current quarter were attributable to two development projects (Veladero and Alto Chicama), which had not been classified as reserves for SEC purposes and therefore costs were expensed. Veladero achieved reserve status under US reporting standards effective October 1, 2003. As a result, beginning in fourth quarter 2003, future development costs at Veladero will be capitalized.

BARRICK THIRD QUARTER REPORT 2003	12	MANAGEMENT’S DISCUSSION AND ANALYSIS

     For the year, exploration and business development expenses are expected to total about $125 million, $25 million higher than originally planned, mainly due to the expensing of costs at Veladero for the first nine months of the year.

     Looking forward to 2004, we would expect exploration and business development expenses to be in the $100 million range.

INTEREST AND OTHER INCOME

For third quarter 2003, interest and other income was $24 million, an increase of $12 million compared to the prior year period. In third quarter 2003, we realized $16 million in gains on various asset sales, including the Bousquet Mine, various land parcels in the United States, and certain investments. We also received interest on cash of $9 million.

     For the full year, interest and other income is expected to total approximately $45 million, $20 million higher than originally anticipated, due primarily to gains on the sale of assets.

INTEREST EXPENSE

We incurred $12 million in interest costs in third quarter 2003, compared to $15 million in the year earlier quarter, relating primarily to our $500 million of debentures, and the $200 million Bulyanhulu project financing. The decrease over the year earlier period mainly reflects lower interest rates, including a $1 million beneficial effect of an interest rate swap used to convert interest on $250 million of our debentures from fixed to floating during the quarter.

     For the full year, we expect to incur approximately $50 million in interest costs, of which we expect to capitalize $4 million to our construction projects.

NON-HEDGE DERIVATIVE GAINS (LOSSES)

The principal components of the mark-to-market gains and losses are changes in currency, commodity, and interest and lease rate contracts, and exclude our normal sales contracts.

     The total mark-to-market loss on the non-hedge derivative positions included in third quarter 2003 earnings was $21 million (year to date gain of $25 million), compared with a loss of $3 million for the year earlier period. The loss during the quarter primarily relates to losses on interest rate contracts, including our lease rate swaps, due to movements in interest rates and spot gold prices.

     Our gold sales contracts have fixed lease rates; however, for about one third of the contracts, we swapped out of the fixed lease rates for floating lease rates to take advantage of lower short-term rates. As gold prices and lease and interest rates decline/(increase), an unrealized mark-to-market gain/(loss) on these swap contracts occurs and is recorded, which flows through earnings each quarter. We expect to see ongoing fluctuations in these swap contracts in the following quarters as gold prices and lease and interest rates change.

INCOME TAXES

In third quarter 2003, we recorded a net income tax expense of $22 million, compared to a net income tax expense of $2 million in the prior year quarter, primarily due to the higher spot gold price. Income tax expense for the nine-month period ended September 30, 2003 includes a release of valuation allowances against deferred tax assets totaling $21 million, resulting from actions completed during the second quarter that provided assurance of the future realization of such assets. Excluding the valuation allowance release, our effective tax rate in the first nine months of 2003 increased to 20%, compared to 4% in the year earlier period. Compared to the Canadian federal tax rate of 38%, our lower effective tax rate is mainly due to: the utilization of previously unrecognized tax loss carry forwards, which mitigated extra taxes that would have arisen from the increase in average spot gold prices from $306 per ounce in 2002 to $354 per ounce in 2003; as well as non-hedge derivative gains taxed in a low tax rate jurisdiction. Our tax rate rises as gold prices rise, as a larger portion of our earnings are taxed in higher tax-rate

BARRICK THIRD QUARTER REPORT 2003	13	MANAGEMENT’S DISCUSSION AND ANALYSIS

jurisdictions. We estimate that in the current gold price environment our effective tax rate for 2003 will be about 20%, excluding the effect of changes in valuation allowances and any further non-hedge derivative gains and losses arising in the fourth quarter.

STATEMENT OF COMPREHENSIVE INCOME

Comprehensive income consists of net income or loss, together with certain other economic gains and losses that are collectively described as “other comprehensive income” and are excluded from the income statement.

     Comprehensive income totaled $21 million in third quarter 2003, compared to $7 million in the year earlier quarter. The primary reason for the increase in 2003 relates to unrealized gains on available-for-sale securities of $10 million.

LIQUIDITY AND CAPITAL RESOURCES

We believe our ability to generate free cash flow from operations is one of our fundamental financial strengths. Combined with our large cash balance of $1 billion at September 30, 2003 and our $1 billion undrawn bank facility, we have sufficient access to capital resources to develop our internal projects and maintain a strong exploration program.

OPERATING ACTIVITIES

We generated operating cash flow of $188 million in third quarter 2003, compared to $126 million in the year earlier period. The increase in operating cash flow in the third quarter primarily relates to higher gold sales volumes and realized gold prices.

     Our operating cash flow in 2003 has been significantly affected by timing differences between cash payments of tax installments, which are based on 2002 taxable income, and accruals for current taxes based on expected 2003 taxable income. In second quarter 2003, this timing difference resulted in a net increase to operating cash flow of $10 million. For the first nine months of 2003, this timing difference resulted in a net decrease in operating cash flow of $45 million. As taxable income is significantly affected by changes in spot gold prices, any timing differences resulting from these changes could impact our operating cash flow.

INVESTING ACTIVITIES

Our principal investing activities are for sustaining capital at our existing operating properties, new mine development and property and company acquisitions.

CAPITAL EXPENDITURES

Capital expenditures for third quarter 2003 totaled $81 million, compared to $58 million for the year earlier period. The increase was due primarily to increased spending in Australia ($36 million), mainly for underground development and new mining equipment. Capital expenditures also included $20 million in North America for maintenance capital, and $8 million in Tanzania spent at the Bulyanhulu Mine on underground development. In South America, capital expenditures totaled $17 million at Veladero and Pierina, and included engineering and development work at Pascua-Lama. For the full year we expect to spend about $345 million, which will be lower than plan due to the expensing of development costs at Veladero through the first nine months of 2003. We would expect capital spending to increase in 2004, as we expect to begin construction of Veladero, Cowal and Alto Chicama.

FINANCING ACTIVITIES

During third quarter 2003, our cash outflow on financing activities was $83 million, compared with $nil in the year earlier period. The higher outflow in third quarter 2003 principally related to the buyback of 5.3 million Barrick common shares at an average price of $17.30 per share at a total cost of $91 million.

OUTLOOK

Our objective is to grow our business organically and through compelling acquisition opportunities in the global mining industry. We are focused on running our existing operations as efficiently and effectively as possible, as we develop our new generation of mines and

BARRICK THIRD QUARTER REPORT 2003	14	MANAGEMENT’S DISCUSSION AND ANALYSIS

sustain one of the largest exploration programs in the industry.

     In third quarter 2003, the flexibility in our forward sales program once again allowed us to participate in higher gold prices, selling production at the higher spot prices, as gold prices were above our 2003 floor price of $340. We plan to continue to take advantage of the flexibility inherent in our program and spot gold price volatility to reduce the size of our forward sales position over time, subject to market conditions.

     Overall for 2003, we are forecasting production of 5.4 to 5.5 million ounces at an average total cash cost in the $190 to $195 per ounce range, and a total production cost in the $280 to $285 per ounce range. We expect exploration and business development expenses to be approximately $125 million. Administration expense for the year is expected to be approximately $80 million and interest expense approximately $45 million. Interest and other income is expected to be approximately $45 million, while, in the current gold price environment, our effective tax rate will be about 20%, excluding the effect of changes in valuation allowances and any further non-hedge derivative gains and losses. Capital expenditures for the year are expected to total about $220 million at our operating mines, and a further $125 million at our four development projects, for a total of $345 million.

     In 2004, the Company expects production to be approximately 10% lower than the current year and costs to run approximately 10% higher, as several of the Company’s key operations, primarily Pierina and Goldstrike, mine lower grade material.

NON-GAAP MEASURES

We have included cost per ounce data because we understand that certain investors use this information to determine the Company’s ability to generate earnings as well as cash flow for use in investing and other activities. We believe that conventional measures of performance prepared in accordance with GAAP do not fully illustrate the ability of our operating mines to generate cash flow. The data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Where cost per ounce data is computed by dividing GAAP operating cost components by ounces sold, we have not provided formal reconciliations of these statistics. Where GAAP operating costs are adjusted in computing cost per ounce data, we have provided reconciliations below.

BARRICK THIRD QUARTER REPORT 2003	15	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Total Cash Costs Per Ounce3 to Financial Statements

	Three months ended		Nine months ended
	September 30,		September 30,

(In millions of United States dollars except per ounce amounts)	2003	2002	2003	2002

Operating costs per financial statements	$290	$259	$824	$787
Reclamation costs/other	(19)	(9)	(44)	(27)

Operating costs for per ounce calculation	$271	$250	$780	$760

Ounces sold (thousands)	1,505	1,384	4,193	4,265
Total cash costs per ounce	$180	$180	$186	$178

3.	Total cash costs per ounce data are calculated in accordance with The Gold Institute Production Cost Standard (the “Standard”). Adoption of the Standard is voluntary, and the data presented may not be comparable to data presented by other gold producers. Cash costs per ounce are derived from amounts included in the Statements of Income and include mine site operating costs such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation costs, financing costs, and capital, development and exploration costs.

Reconciliation of Amortization and Reclamation Costs Per Ounce to Financial Statements

	Three months ended		Nine months ended
	September 30,		September 30,

(In millions of United States dollars except per ounce amounts)	2003	2002	2003	2002

Amortization per financial statements	$134	$126	$390	$375
Amortization recorded on property, plant and equipment not at operating mine sites	6	4	21	16

Amortization for per ounce calculation	128	122	369	359
Reclamation costs	-	7	-	26

Amortization and reclamation costs for per ounce calculation	$128	$129	$369	$385

Ounces sold (thousands)	1,505	1,384	4,193	4,265
Amortization costs per ounce	$85	$87	$88	$84
Amortization and reclamation costs per ounce	$85	$93	$88	$90

BARRICK THIRD QUARTER REPORT 2003	16	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL RISK MANAGEMENT

Forward Gold Sales Hedge Position (as of September 30, 2003)

Gold ounces hedged	16.1 million ounces (or approximately three years of expected future production)

Current termination date of gold sales contracts	2013 in most cases

Average projected realizable gold sales contract price at 2013 termination date	$414/oz1

Delivery obligations	Barrick will deliver gold production from operations against gold sales contracts by the termination date (which is currently 2013 in most cases). However, Barrick may choose to settle any gold sales contract in advance of this termination date at any time, at its discretion. Historically, delivery has occurred in advance of the contractual termination date.[2]

Minimum gold sales price for remaining expected 2003 production	$345/oz3

Average forecast minimum realizable contract gold sales price for delivery of 100% of expected future production into existing sales contracts over the next three years	$318/oz1,2,4

Unrealized mark to market loss at September 30, 2003	$1.2 billion[5]

“Capped price” variable price gold sales contracts outstanding	None

1.	Approximate estimated value based on current market US dollar interest rates and an average lease rate assumption of 1.5%

2.	Accelerating gold deliveries could potentially lead to reduced contango that would otherwise have built-up over time.

3.	Lowest expected realized price for 2003, assuming the use of certain gold sales contracts, or the spot market price of gold, whichever is higher.

4.	Assumes delivery of 100% of expected future production against current gold sales contracts which would exhaust all remaining gold hedge positions.

5.	At a spot gold price of $385 per ounce.

In all of our master trading agreements, which govern the terms of our gold sales contracts with our 19 counterparties, the following applies:

•	The counterparties do not have unilateral and discretionary ‘right to break’ provisions.

•	There are no credit downgrade provisions.

•	We are not subject to any margin calls - regardless of the price of gold.

•	We have the right to accelerate the delivery of gold at any time during the life of our contracts. This flexibility is demonstrated by the terms that allow us to close out hedge contracts at any time on two days notice, or keep these hedge contracts outstanding for as long as 15 years. This feature means that we can sell our gold at the market price or our hedge price, whichever is higher.

Our trading agreements with our counterparties do provide for early close out of certain transactions in the event of a material negative change in our ability to produce gold for delivery under our hedging agreements, or a lack of gold market, and for customary events of default such as covenant breaches, insolvency or bankruptcy. The significant financial covenants are:

•	Barrick must maintain a minimum consolidated net worth of at least US$2 billion - currently, it is US$3.4 billion.

•	Barrick must maintain a maximum long-term debt to consolidated net worth ratio of 1.5:1 - currently, it is under 0.25 :1.

The foregoing information is a summary of certain aspects of our forward sales program and is not intended to be comprehensive. For a more complete understanding, reference should be made to the Company’s website (www.barrick.com).

BARRICK SECOND QUARTER REPORT 2003	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

The estimated fair value of all derivative instruments at September 30, 2003 was approximately $1 billion negative. The year-to-date change in the fair value of our derivative instruments is detailed as follows:

Mark-to-Market (Fair Value) at September 30, 2003 of all derivative instruments:

Gold forward sales position	$(1,213)
Silver forward sales position	(1)
Foreign currency position	185
Interest rate position	29

All derivative instruments	$(1,000)

Continuity Schedule of the Change in the Mark-to-Market Value of our gold forward sales position (millions)

Fair value as at December 31, 2002 - Unrealized loss	$(639)
Impact of change in spot price (from $347 per ounce to $385 per ounce)	(613)
Contango earned period to date	105
Impact of change in valuation inputs other than spot metal prices (e.g. interest rates, lease rates, and volatility)	(66)

Fair value as at September 30, 2003 - Unrealized loss	$(1,213)

The mark-to-market value of the gold contracts is based on a spot gold price of $385 per ounce and market rates for LIBOR and gold lease rates. The mark-to-market value of the contracts would approach zero (breakeven) at a spot gold price of approximately $311 per ounce, assuming all other variables are constant. The mark-to-market value represents the replacement value of these contracts based on current market levels, and does not represent an economic obligation for payment by Barrick. Barrick’s obligations under the gold sales contracts are to deliver an agreed upon quantity of gold at a hedge price by the termination date on the contracts (2013 in most cases).

BARRICK SECOND QUARTER REPORT 2003	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Statements of Income

(in millions of United States dollars, except per share data, US GAAP basis)	Three months ended Sept. 30,		Nine months ended Sept. 30,

(Unaudited)	2003	2002	2003	2002

Gold sales (note 13)	$549	$473	$1,499	$1,441

Costs and expenses
Operating (notes 3 and 13)	290	259	824	787
Amortization (note 13)	134	126	390	375
Administration	21	16	63	49
Exploration and business development	38	30	101	77

	483	431	1,378	1,288

Interest and other income (note 4)	24	12	39	28
Interest expense	(12)	(15)	(36)	(44)
Non-hedge derivative gains (losses) (note 11E)	(21)	(3)	25	8

Income before income taxes and other items	57	36	149	145
Income tax expense (note 5)	(22)	(2)	(9)	(6)

Income before cumulative effect of changes in accounting principles	35	34	140	139
Cumulative effect of changes in accounting principles (note 2)	-	-	(17)	-

Net income	$35	$34	$123	$139

Earnings per share data (note 6):
Income before cumulative effect of changes in accounting principles
Basic and diluted	$0.07	$0.06	$0.26	$0.26
Net income Basic and diluted
Basic and diluted	$0.07	$0.06	$0.23	$0.26

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

BARRICK THIRD QUARTER REPORT 2003	19	FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow

(in millions of United States dollars, US GAAP basis)	Three months ended Sept. 30,		Nine months ended Sept. 30,

(Unaudited)	2003	2002	2003	2002

OPERATING ACTIVITIES
Net income for the period	$35	$34	$123	$139
Amortization (note 13)	134	126	390	375
Changes in capitalized mining costs	18	9	34	11
Deferred income taxes (note 5)	(20)	(3)	(65)	(9)
Other items (note 14)	21	(40)	(97)	(122)

Net cash provided by operating activities	188	126	385	394

INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 13)	(81)	(58)	(216)	(166)
Sales proceeds	23	4	38	7
Short-term investments	-	29	-	159

Net cash used in investing activities	(58)	(25)	(178)	-

FINANCING ACTIVITIES
Capital stock
Issued on exercise of stock options	8	2	11	83
Repurchased for cash (note 9A)	(91)	-	(154)	-
Long-term debt repayments	-	(2)	(9)	(3)
Dividends	-	-	(60)	(60)

Net cash provided by (used in) financing activities	(83)	-	(212)	20

Increase (decrease) in cash and equivalents	47	101	(5)	414
Cash and equivalents at beginning of period	992	887	1,044	574

Cash and equivalents at end of period	$1,039	$988	$1,039	$988

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

BARRICK THIRD QUARTER REPORT 2003	20	FINANCIAL STATEMENTS

Consolidated Balance Sheets

(in millions of United States dollars, US GAAP basis)
	As at Sept. 30,	As at Dec. 31,
(Unaudited)	2003	2002

ASSETS
Current assets
Cash and equivalents	$1,039	$1,044
Short-term investments	32	30
Accounts receivable	67	72
Inventories (note 8)	162	159
Other current assets (note 8)	58	47

	1,358	1,352
Property, plant and equipment	3,174	3,322
Capitalized mining costs, net	238	272
Non-current derivative assets	252	78
Other assets	263	237

Total assets	$5,285	$5,261

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$198	$164
Other current liabilities	291	319

	489	483
Long-term debt	754	761
Other long-term obligations	408	422
Deferred income tax liabilities	262	261

Total liabilities	1,913	1,927

Shareholders’ equity
Capital stock	4,097	4,148
Deficit	(713)	(689)
Accumulated other comprehensive loss (note 7)	(12)	(125)

Total shareholders’ equity	3,372	3,334

Total liabilities and shareholders’ equity	$5,285	$5,261

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

BARRICK THIRD QUARTER REPORT 2003	21	FINANCIAL STATEMENTS

Consolidated Statements of Shareholders’ Equity and Comprehensive Income

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(in millions of United States dollars, US GAAP basis) (Unaudited)	2003

Common shares (number in millions)
At January 1	542
Issued for cash/on exercise of stock options	1
Repurchased for cash (note 9A)	(9)

At Sept. 30	534

Common shares (amount in millions)
At January 1	$4,148
Issued for cash/on exercise of stock options	16
Repurchased for cash (note 9A)	(67)

At Sept. 30	$4,097

Deficit
At January 1	$(689)
Net income	123
Dividends	(60)
Repurchase of common shares(1)	(87)

At Sept. 30	$(713)

Accumulated other comprehensive loss (note 7)	$(12)

Total shareholders’ equity at Sept. 30	$3,372

[1]	Represents the excess of cash paid over the average book value repurchased as part of the share buyback plan.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended Sept. 30,		Nine months ended Sept. 30,

(in millions of United States dollars, US GAAP basis) (Unaudited)	2003	2002	2003	2002

Net income	$35	$34	$123	$139
Foreign currency translation adjustments (note 7)	(4)	(11)	(5)	(23)
Transfers of realized gains on derivative instruments to earnings (note 7)	(19)	(3)	(44)	(13)
Hedge ineffectiveness transferred to earnings (note 7)	(3)	-	(7)	-
Change in gain accumulated in OCI for cash flow hedges (note 7)	2	(12)	149	11
Transfers of realized losses on available-for-sale securities to earnings (note 7)	-	-	7	-
Unrealized gains (losses) on available-for-sale securities (note 7)	10	(1)	13	(4)

Comprehensive income	$21	$7	$236	$110

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

BARRICK THIRD QUARTER REPORT 2003	22	FINANCIAL STATEMENTS

Notes to Unaudited Interim Consolidated Financial Statements
(US GAAP)

Tabular dollar amounts in millions of United States dollars, unless otherwise indicated, US GAAP basis. References to C$ and A$ are to Canadian and Australian dollars, respectively.

1	BASIS OF PREPARATION

The United States dollar is the principal currency of our operations. We prepare and file our primary consolidated financial statements in United States dollars and under United States generally accepted accounting principles (“US GAAP”). The accompanying unaudited interim consolidated financial statements have been prepared in accordance with US GAAP for the preparation of interim financial information. Accordingly, they do not include all of the information and disclosures required by US GAAP for annual consolidated financial statements. Except as disclosed in note 2, the accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in our audited consolidated financial statements and the notes thereto for the three years ended December 31, 2002.

In the opinion of management, all adjustments considered necessary for fair presentation of results for the periods presented have been reflected in these financial statements. Operating results for the period ended September 30, 2003 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003. These unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and the notes thereto for the three years ended December 31, 2002.

The preparation of financial statements under US GAAP requires us to make estimates and assumptions that affect:

•	the reported amounts of assets and liabilities;

•	disclosures of contingent assets and liabilities; and

•	revenues and expenses recorded in each reporting period.

The most significant estimates and assumptions that affect our financial position and results of operations are those that use estimates of proven and probable gold reserves, and/or assumptions of future gold prices. Such estimates and assumptions affect:

•	the value of inventories (which are stated at the lower of average cost and net realizable value);

•	decisions as to when exploration and mine development costs should be capitalized or expensed;

•	whether property, plant and equipment and capitalized mining costs may be impaired;

•	our ability to realize income tax benefits recorded as deferred income tax assets; and

•	the rate at which we charge amortization to earnings.

We also estimate:

•	costs associated with reclamation and closure of mining properties;

•	remediation costs for inactive properties;

•	the timing and amounts of forecasted future expenditures that represent the hedged items underlying hedging relationships for our cash flow hedge contracts;

•	the fair values of derivative instruments; and

•	the likelihood and amounts associated with contingencies.

BARRICK THIRD QUARTER REPORT 2003	23	NOTES TO FINANCIAL STATEMENTS

We regularly review the estimates and assumptions that affect our financial statements; however, what actually happens could differ from those estimates and assumptions.

2	ACCOUNTING CHANGES

A	FAS 143, Accounting for asset retirement obligations

On January 1, 2003, we adopted FAS 143 and changed our accounting policy for recording obligations relating to the retirement of long-lived assets. FAS 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Under FAS 143 we record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, we capitalize the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion expense) considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, we will record a gain or loss if the actual cost incurred is different than the liability recorded. On adoption of FAS 143 we recorded on our balance sheet an increase in property, plant and equipment by $39 million; an increase in other long-term obligations by $32 million; and an increase in deferred income tax liabilities by $3 million. In the first quarter of 2003, we recorded in our income statement a $4 million credit for the cumulative effect of this accounting change.

Following the adoption of FAS 143, the total amount of recognized liabilities for asset retirement obligations was $334 million. These liabilities mainly relate to obligations at our active and inactive mines to perform reclamation and remediation activities to meet existing environmental laws and regulations that govern our mining properties.

The comparative amount of these liabilities would have been $353 million at December 31, 2001, using the principles of FAS 143, and using current information, assumptions and interest rates.

For the three-month period ended September 30, 2003, the effect on earnings of adopting FAS 143 was a decrease in income before the cumulative effect of accounting changes by $5 million ($0.01 per share), and for the nine-month period ended September 30, 2003 the effect was a decrease in income before the cumulative effect of accounting changes by $13 million ($0.02 per share).

For the three-month period ended September 30, 2002, the effect of adopting FAS 143 would have been a decrease in income before the cumulative effect of accounting changes by $1 million ($nil per share), and for the nine-month period ended September 30, 2002, the effect would have been a decrease in income before the cumulative effect of accounting changes by $2 million ($nil per share).

B	Amortization of underground development costs

Effective January 1, 2003, we changed our accounting policy for amortization of underground mine development costs to exclude estimates of future underground development costs. Future underground development costs, which are significant, are necessary to develop our underground ore bodies, expected to be mined in some cases over the next 25 years.

Previously, we amortized the total of historical capitalized costs and estimated future costs using the units of production method over total proven and probable reserves at our underground mining operations. This accounting change was made to better match amortization with ounces of gold sold and to remove the inherent uncertainty in estimating future development costs from amortization calculations.

BARRICK THIRD QUARTER REPORT 2003	24	NOTES TO FINANCIAL STATEMENTS

Under our revised accounting policy, costs incurred to access specific ore blocks or areas, and that only provide benefit over the life of that area, are amortized over the proven and probable reserves within the specific ore block or area. Infrastructure and other common costs which have a useful life over the entire mine life continue to be amortized over total proven and probable reserves of the mine.

The cumulative effect of this change at January 1, 2003, was to decrease property, plant and equipment by $19 million, and increase deferred income tax liabilities by $2 million. In the first quarter of 2003 we recorded in our income statement a $21 million charge for the cumulative effect of this change.

For the three-month period ended September 30, 2003, the effect of adopting this accounting change was a decrease in income before the cumulative effect of accounting changes by $0.04 million ($nil per share), and for the nine-month period ended September 30, 2003, the effect was a decrease in income before the cumulative effect of accounting changes by $0.12 million ($nil per share).

If the comparative income statements had been adjusted for the retroactive application of this change in amortization policy, there would have been no effect on net income for the three-month period ended September 30, 2002, or nine-month period ended September 30, 2002.

C	Changes in estimates

Pension costs

In 2003, we reduced the assumed rate of return on pension plan assets from 8.5% to 7%. The effect of this change in 2003 will be to increase pension cost expense by $2 million for the full year.

Proven and probable reserves

For the nine-month period ended September 30, 2003, we expensed development costs totaling $17 million at our Veladero Project in Argentina because in accordance with our accounting policy for these costs, we do not capitalize costs incurred until after proven and probable reserves, as defined by United States reporting standards, have been found. Effective October 1, 2003, we determined that the project met the definition of reserves for United States reporting purposes. Following this determination we will begin capitalizing development costs at the Veladero project prospectively for future periods.

3	OPERATING COSTS

	Three months ended September 30,		Nine months ended September 30,

	2003	2002	2003	2002

Cost of goods sold	$286	$267	$818	$820
By-product revenues	(33)	(27)	(86)	(89)
Royalty expenses	14	9	36	26
Production taxes	4	1	12	3
Reclamation and other closure costs (note 2A)	-	9	-	27
Accretion expense on reclamation/closure obligations and other reclamation/closure costs (note 2A)	19	-	44	-

	$290	$259	$824	$787

BARRICK THIRD QUARTER REPORT 2003	25	NOTES TO FINANCIAL STATEMENTS

Amortization of capitalized mining costs

We charge most mine operating costs to inventory as incurred. However, we defer and amortize certain mining costs associated with open-pit deposits that have diverse ore grades and waste-to-ore ton ratios over the mine life. These mining costs arise from the removal of waste rock at our open-pit mines, and we commonly refer to them as “deferred stripping costs”. We record in cost of goods sold amortization of amounts deferred based on a “stripping ratio” using the units-of-production method. This accounting method results in the smoothing of these costs over the life of mine, rather than expensing them as incurred. Some mining companies expense these costs as incurred, which may result in the reporting of greater volatility in period-to-period results of operations. The application of our deferred stripping accounting policy in the three months ended September 30, 2003 resulted in an increase in operating costs by $18 million compared to actual costs incurred (three months ended September 30, 2002 - $9 million increase), and for the nine months ended September 30, 2003, the application resulted in an increase in operating costs by $34 million compared to actual costs incurred (nine months ended September 30, 2002 - $11 million increase).

Capitalized mining costs are an asset that represents the excess of costs capitalized over the related amortization recorded, although it is possible that a liability could arise if cumulative amortization exceeds costs capitalized. The carrying amount of capitalized mining costs is included with related mining property, plant and equipment for impairment testing purposes.

	Three months ended September 30,		Nine months ended September 30,

Average stripping ratios(1)	2003	2002	2003	2002

Betze-Post (Goldstrike)	112:1	112:1	112:1	112:1
Pierina	48:1	48:1	48:1	48:1

(1)	The stripping ratio is calculated as the ratio of total tons (ore and waste) of material to be moved compared to total recoverable ounces in proven and probable gold reserves.

The average remaining life of the above-mentioned open-pit mine operations for which we capitalize mining costs is 9 years. The full amount of stripping costs incurred will be expensed by the end of the mine lives.

4	INTEREST AND OTHER INCOME

	Three months ended		Nine months ended
	September 30,		September 30,

	2003	2002	2003	2002

Interest income	$9	$4	$25	$18
Gains (losses) on sale of property, plant and equipment	16	-	32	5
Foreign currency translation gains (losses)	(1)	5	(6)	3
Losses on short-term investments	-	-	(7)	(4)
Other items	-	3	(5)	6

	$24	$12	$39	$28

BARRICK THIRD QUARTER REPORT 2003	26	NOTES TO FINANCIAL STATEMENTS

5	INCOME TAXES

	Three months ended September 30,		Nine months ended September 30,

Income tax recovery (expense)	2003	2002	2003	2002

Current	$(42)	$(5)	$(74)	$(15)
Deferred	20	3	65	9

	$(22)	$(2)	$(9)	$(6)

Following a corporate reorganization of certain North American subsidiaries in second quarter 2003, we released valuation allowances totaling $21 million previously recorded against certain deferred income tax assets in entities that did not have any current sources of income. The tax benefits from these previously unrecognized tax assets are now expected to be realized, and this benefit was recorded as a component of the $65 million deferred income tax credit for the nine months ended September 30, 2003.

Excluding the $21 million valuation allowance released in second quarter 2003, our estimated underlying effective tax rate for the nine months ended September 30, 2003 was 20%. The two major reasons why this rate differs from the Canadian federal statutory rate of 38% include: non-hedge derivative gains in a low tax-rate jurisdiction caused our effective tax rate to decrease by 6%; and the benefits of previously unrecognized tax loss carryforwards in various foreign subsidiaries which were utilized to offset higher levels of taxable income due to the higher gold price environment which caused our effective tax rate to decrease by 12%.

6	EARNINGS PER SHARE

Net income per share was calculated using the weighted average number of common shares outstanding for the three-month period ended September 30, 2003, which amounted to 536 million shares (2002 - 540 million shares), and for the nine-month period ended September 30, 2003 amounted to 540 million shares (2002 - 540 million shares).

Diluted net income per share reflects the dilutive effect of the exercise of the common share purchase options outstanding as at the end of the period. The number of shares for the diluted net income per share calculation for the three-month period ended September 30, 2003 amounted to 538 million shares (2002 - 541 million shares) and for the nine-month period ended September 30, 2003 amounted to 540 million shares (2002 - 541 million shares).

7	COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses that are excluded from net income. Other gains and losses consist mainly of gains and losses on derivative instruments accounted for as cash flow hedges; unrealized gains and losses on investments; and foreign currency translation adjustments.

BARRICK THIRD QUARTER REPORT 2003	27	NOTES TO FINANCIAL STATEMENTS

	Three months ended September 30,				Nine months ended September 30,

	2003		2002		2003		2002

	Pre-tax	Tax	Pre-tax	Tax	Pre-tax	Tax	Pre-tax	Tax
Parts of comprehensive income (loss)	amount	effect	amount	effect	amount	effect	amount	effect

Foreign currency translation adjustments	$(4)	$-	$(11)	$-	$(5)	$-	$(23)	$-
Transfers of realized gains on cash flow hedges to earnings (note 11F)	(27)	8	(5)	2	(62)	18	(18)	5
Hedge ineffectiveness transferred to earnings (note 11F)	(4)	1	-	-	(10)	3	-	-
Change in gains accumulated in OCI for cash flow hedges (note 11F)	11	(9)	(19)	7	230	(81)	18	(7)
Transfers of losses on available-for-sale securities to earnings	-	-	-	-	7	-	-	-
Unrealized gains (losses) on available-for-sale securities	10	-	(1)	-	13	-	(4)	-

	$(14)	$-	$(36)	$9	$173	$(60)	$(27)	$(2)

	At September 30, 2003			At December 31, 2002

	Pre-tax	Tax		Pre-tax	Tax
Accumulated other comprehensive income (loss) (OCI)	amount	effect	Total	amount	effect	Total

Foreign currency translation adjustments	$(149)	$-	$(149)	$(144)	$-	$(144)
Accumulated gains on cash flow hedges (note 11F)	207	(77)	130	49	(17)	32
Additional minimum pension liability	(7)	-	(7)	(7)	-	(7)
Unrealized gains (losses) on available-for-sale securities	14	-	14	(6)	-	(6)

	$65	$(77)	$(12)	$(108)	$(17)	$(125)

8	INVENTORIES AND OTHER CURRENT ASSETS

	At September 30, 2003	At Dec. 31, 2002

Inventories
Gold in process and ore in stockpiles	$101	$100
Mine operating supplies	61	59

	$162	$159

Other current assets
Derivative assets (note 11)	35	37
Prepaid expenses	23	10

	$58	$47

Gold in process and ore in stockpiles excludes $63 million (December 31, 2002 - $61 million) of stockpiled ore, which is not expected to be processed in the following 12 months. This amount is included in other assets.

BARRICK THIRD QUARTER REPORT 2003	28	NOTES TO FINANCIAL STATEMENTS

9	CAPITAL STOCK

A	Share repurchase program

During the three-month period ended September 30, 2003, we repurchased 5.27 million common shares at an average cost of $17.30 per share. For the nine-month period ended September 30, 2003, we repurchased 8.75 million common shares at an average cost of $17.56 per share.

B	Barrick Gold Inc. (“BGI”) exchangeable shares

In connection with a 1998 acquisition, BGI, formerly Homestake Canada Inc., issued 11.1 million BGI exchangeable shares. Each BGI exchangeable share is exchangeable for 0.53 of a Barrick common share at any time at the option of the holder and has essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. BGI is a subsidiary that holds our interest in the Hemlo and Eskay Creek Mines.

At September 30, 2003, 1.6 million BGI exchangeable shares were outstanding, which are equivalent to 0.8 million Barrick common shares. The equivalent common share amounts are reflected in the number of common shares outstanding.

At any time on or after December 31, 2008, or when fewer than 1.4 million BGI exchangeable shares are outstanding, we have the right to require the exchange of each outstanding BGI exchangeable share for 0.53 of a Barrick common share. While there are exchangeable shares outstanding, we are required to present summary consolidated financial information relating to BGI for holders of exchangeable shares.

	Three months ended September 30,		Nine months ended September 30,

Summarized financial information for BGI	2003	2002	2003	2002

Total revenues and other income	$60	$38	$165	$141
Less: costs and expenses	59	36	175	138

Income (loss) before taxes:	$1	$2	$(10)	$3

Net income (loss)	$1	$(2)	$(11)	$(7)

	At September 30, 2003	At December 31, 2002

Current assets	$137	$91
Non-current assets	258	236

Total assets	395	327

Current liabilities	88	75
Notes payable	525	407
Other long-term liabilities	14	18
Deferred income taxes	94	122
Shareholders’ equity	(326)	(295)

Total liabilities and shareholders’ equity	$395	$327

BARRICK THIRD QUARTER REPORT 2003	29	NOTES TO FINANCIAL STATEMENTS

10	EMPLOYEE STOCK-BASED COMPENSATION

Common stock options

	Common	Weighted	Common	Weighted
	shares	average	shares	average
Stock option activity (shares in millions)	(number)	price (C$)	(number)	price (US$)

At December 31, 2002	18.9		3.1
Granted	1.0	$25.10	-	-
Exercised	(0.3)	$24.00	(0.4)	$11.39
Canceled or expired	(0.7)	$28.30	(0.1)	$23.28

At September 30, 2003	18.9		2.6

Under Accounting Principles Board Opinion No. 25 (Accounting for Stock Issued to Employees) (APB 25), we recognize compensation cost for stock options in earnings based on the excess, if any, of the quoted market price of the stock at the grant date of the award over the option exercise price. Generally, the exercise price for stock options granted to employees equals the fair market value of our common stock at the date of grant, resulting in no compensation cost.

FASB Statement No. 123 (Accounting for Stock-Based Compensation) ( FAS 123) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans based on the fair value of options granted. We have elected to continue to account for stock-based compensation using the intrinsic value method prescribed in APB 25 and its related interpretations, and to provide disclosures of the pro forma effects of adoption had we recorded compensation expense under the fair value method.

	Three months ended September 30,		Nine months ended September 30,

Stock option expense (per share amounts in dollars)	2003	2002	2003	2002

Pro forma effects
Net income, as reported	$35	$34	$123	$139
Stock-option expense	(6)	(5)	(18)	(15)

Pro forma net income	$29	$29	$105	$124

Net income per share
As reported[1]	$0.07	$0.06	$0.23	$0.26
Pro forma[1]	$0.05	$0.05	$0.19	$0.23

[1]	basic and diluted

BARRICK THIRD QUARTER REPORT 2003	30	NOTES TO FINANCIAL STATEMENTS

11	DERIVATIVE INSTRUMENTS

A	Derivative instruments

We use derivative financial instruments to reduce or eliminate the inherent risks of certain identifiable transactions and balances that occur in the normal course of our business. The inherent risks in these transactions and balances arise from changes in: commodity prices (gold and silver), interest rates and foreign currency exchange rates. The purpose of our derivative program is to ensure that disadvantageous changes in the values or cash flows from these transactions and balances are offset by changes in the values of the derivatives. We do not hold derivatives for the purpose of speculation; our derivative program is designed to enable us to plan our operations on the basis of secure assumptions that will not be jeopardized by future movements of gold and silver prices, interest rates and currency exchange rates. For a more detailed description of the types of derivative instruments we use, and our accounting policy for derivative instruments, refer to note 23 to our audited consolidated financial statements for the three years ended December 31, 2002.

B	Gold and silver hedge contracts

Forward gold sales contracts

We have entered into forward gold sales contracts with various counterparties that fix selling prices at interim dates prior to the final delivery date for 16.1 million ounces of future gold production, and that have fixed price adjustment mechanisms based on the market gold price in the case of rescheduling of delivery dates. These contracts act as an economic hedge against possible price fluctuations in gold. The contracts have final delivery dates primarily over the next 10 to 15 years, but we have the right to accelerate the delivery date at any time during this period. At the time a price is set for a rescheduled interim date, the original contract price is adjusted based on the difference between the prevailing forward gold market price and the spot price of gold.

For the large majority of contracts, future prices are presently fixed through 2006. The contract prices are determined based on gold forward market prices. Forward gold market prices are principally influenced by the spot price of gold, gold lease rates and U.S. dollar interest rates. The actual realized price will depend on the timing of the actual future delivery date and the actual amount of the premium of the forward price of gold over the spot price of gold on the dates that selling prices are set.

Gold lease rate contracts

In addition to the above-noted forward gold sales contracts, we also have gold lease rate swaps (where Barrick receives a fixed gold lease rate, and pays a floating gold lease rate) on 3.7 million ounces of gold spread from 2004 to 2013, for gold sales contracts with expected delivery dates beyond 2006.

We use gold lease rate swap contracts to manage our gold lease rate exposure. These economic hedges do not qualify for hedge accounting under FAS 133 and therefore the economic impact flows through our earnings each quarter as part of non-hedge derivative gains (losses).

Major customers

The largest single counterparty as of September 30, 2003 made up 11% of the ounces of outstanding forward gold sales contracts.

BARRICK THIRD QUARTER REPORT 2003	31	NOTES TO FINANCIAL STATEMENTS

Forward silver sales contracts

Forward silver sales contracts have similar delivery terms and pricing mechanisms as forward gold sales contracts. At September 30, 2003, we had commitments to deliver 32.5 million ounces of silver over periods of up to 10 to 15 years. A group of these contracts totaling 20.5 million ounces of silver are accounted for as normal sales contracts.

A separate group of contracts totaling 12 million ounces are accounted for as derivatives under FAS 133. During the second quarter 2003, hedge accounting treatment for these contracts was discontinued prospectively. Despite the fact that these contracts act as effective economic hedges, we determined that they no longer meet the strict FAS 133 hedge criteria. The effect of reclassifying accumulated gains from OCI to the income statement was a gain of $0.2 million.

C	Other derivative instruments outstanding as at September 30, 2003

Maturity	2003	2004	2005	2006	2007	2008+	Total

Written silver call options
Ounces (thousands)	-	3,000	2,000	-	-	-	5,000
Average exercise price per ounce	$-	$5.40	$5.00	-	-	-	$5.24

Interest rate contracts
Receive fixed - swaps
Notional amount (millions)	-	$50	$-	$100	$625	375	$1,150
Fixed rate (%)	-	3.6%	-	3.0%	3.4%	3.8%	3.5%
Pay fixed - swaps
Notional amount (millions)	-	-	-	-	-	334	$334
Fixed rate (%)	-	-	-	-	-	5.6%	5.6%

Net notional position	-	$50	$-	$100	$625	$41	$816

Foreign currency contracts
Canadian Dollar Forwards
C$ (millions)	76	$398	$247	$38	$96	22	$877
Average Price (US¢)	0.66	0.67	0.65	0.66	0.67	0.68	0.66
Canadian Dollar Min-Max Contracts
C$ (millions)	18	-	-	-	-	-	$18
Average Cap Price (US¢)	0.69	-	-	-	-	-	0.69
Average Floor Price (US¢)	0.67	-	-	-	-	-	0.67
Australian Dollar Forwards
A$ (millions)	14	$505	$307	$193	$139	19	$1,177
Average Price (US¢)	0.54	0.55	0.54	0.55	0.58	0.53	0.55
Australian Dollar Min-Max Contracts
A$ (millions)	118	$20	$10	$10	-	-	$158
Average Cap Price (US¢)	0.55	0.54	0.52	0.52	-	-	0.54
Average Floor Price (US¢)	0.54	0.52	0.51	0.51	-	-	0.53
Fuel contracts
Barrels WTI (thousands)	60	180	-	-	-	-	240
Cap	30	$30	-	-	-	-	$30
Floor	-	$19	-	-	-	-	$19

Our written silver call options, interest rate and foreign currency contracts are recorded at fair value on our balance sheet, with changes in fair value recorded in earnings as they occur, with the following exceptions:

BARRICK THIRD QUARTER REPORT 2003	32	NOTES TO FINANCIAL STATEMENTS

•	we have elected cash flow hedge accounting treatment for Canadian dollar foreign currency contracts with a total notional amount of C$893 million, and Australian dollar foreign currency contracts with a total notional amount of A$1,259 million.

•	we have elected for receive-fixed interest rate swaps with a total notional amount of $800 million to be accounted for as cash flow hedges of expected future interest receipts arising on our cash and short-term investments; and we have elected for receive-fixed interest rate swaps with a total notional amount of $350 million to be accounted for as a fair value hedge of our fixed-rate debentures.

•	we have elected for an amortizing pay-fixed interest rate swap with a total notional amount of $184 million as at September 30, 2003 to be accounted for as a cash flow hedge of future interest payments relating to the Bulyanhulu project financing.

D	Unrealized fair value of derivative instruments (excluding normal sales contracts)

	Three months ended September 30,		Nine months ended September 30,

	2003	2002	2003	2002

Beginning of period	$262	$25	$29	$(16)
Derivative instruments entered into or settled	(25)	8	(55)	(2)
Change in fair value of derivative instruments:
Non-hedge derivatives	(25)	(3)	15	8
Cash flow hedges	11	(22)	230	18
Fair value hedges	(3)	-	1	-

End of period	$220	$8	$220	$8

The fair values of recorded derivative assets and liabilities reflect the netting of the fair values of individual derivative instruments, and amounts due to/from counterparties that arise from derivative instruments, when the conditions of FIN No. 39, Offsetting of Amounts Related to Certain Contracts, have been met. Amounts receivable from counterparties that have been offset against derivative liabilities totaled $16 million at September 30, 2003.

E	Non-hedge derivative gains (losses)

	Three months ended September 30,		Nine months ended September 30,

	2003	2002	2003	2002

Commodity contracts	$(6)	$13	$-	$1
Currency contracts	(2)	(11)	4	4
Interest and lease rate contracts	(17)	(5)	11	3
Hedge ineffectiveness recorded in earnings	4	-	10	-

	$(21)	$(3)	$25	$8

BARRICK THIRD QUARTER REPORT 2003	33	NOTES TO FINANCIAL STATEMENTS

F	Change in gains accumulated in OCI for cash flow hedge contracts

	Commodity	Foreign currency	Interest-rate
	contracts	contracts	contracts	Total

As at December 31 , 2002	$9	$26	$14	$49
Change in fair value	3	216	11	230
Hedge gains transferred to earnings	(10)[1]	(41)[2]	(11)[3]	(62)
Hedge ineffectiveness transferred to earnings	-	(9)	(1)	(10)

As at September 30, 2003	$2	$192	$13	$207

1.	Included under revenues

2.	Included under costs and expenses

3.	Included under interest income

In the next twelve months, we expect to transfer gains of $98 million, excluding the related deferred income tax effects, from OCI to earnings. During the nine months ended September 30, 2003, we determined that certain Australian dollar hedge contracts designated as hedges of forecasted capital expenditures no longer met the qualifying FAS 133 hedge criteria due to changes in the expected timing of the forecasted expenditures. Accumulated gains totaling $9 million were recorded under non-hedge derivative gains for the nine-month period ended September 30, 2003. For the three and nine month periods ended September 30, 2003, the total amount of hedge ineffectiveness, including the gains on capital expenditure hedges, recorded and recognized in non-hedge derivative gains was $4 million and a gain of $9.5 million respectively (2002 - $nil and $nil respectively).

12	CONTINGENCIES

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. Management and, where appropriate, legal counsel, assess such contingent liabilities, which inherently involves an exercise of judgment.

In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that it is probable that a loss has been incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the consolidated financial statements. If the assessment suggests that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent loss, together with an estimate of the range of possible loss, if determinable, is disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee.

A	Environmental

Our mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. We conduct our operations so as to protect public health and the environment, and we believe that our

BARRICK THIRD QUARTER REPORT 2003	34	NOTES TO FINANCIAL STATEMENTS

operations are materially in compliance with all applicable laws and regulations. We have made, and expect to make in the future, expenditures to meet such laws and regulations.

The Comprehensive Environmental Response, Compensation and Liability Act imposes heavy liabilities on persons who discharge hazardous substances. The Environmental Protection Agency publishes a National Priorities List (“NPL”) of known or threatened releases of such substances. Homestake’s former uranium millsite near Grants, New Mexico is listed on the NPL.

B	Litigation and claims

Inmet litigation

In October 1997, Barrick Gold Inc. (“BGI”), formerly Homestake Canada Inc., a wholly-owned subsidiary of Barrick, entered into an agreement with Inmet Mining Corporation (“Inmet”) to purchase the Troilus mine in Quebec for $110 million plus working capital. In December 1997, BGI terminated the agreement after deciding that, on the basis of due diligence studies, conditions to closing the arrangement would not be satisfied.

On February 23, 1998, Inmet filed suit against BGI in the British Columbia Supreme Court disputing the termination of the agreement and alleging that BGI had breached the agreement. On January 15, 2002, the Supreme Court of British Columbia released its decision in the matter and found in favour of Inmet and against BGI. Specifically, the Court held that Inmet should be awarded equitable damages in the amount of C$88.2 (US $59) million, which was accrued at December 31, 2001. The Court did not award Inmet pre-judgment interest. Inmet requested the Court to re-open the trial to let Inmet make submissions on its claim for pre-judgment interest from the date of the breach by BGI. The request to re-open was denied by the Court on May 17, 2002.

On February 7, 2002, BGI filed a Notice of Appeal of the decision with the British Columbia Court of Appeal. Inmet filed a Cross-Appeal of the decision regarding pre-judgment interest. A letter of credit of about C$95 million was posted on August 20, 2002 by BGI with the British Columbia Court of Appeal, pending a decision on the appeal. The Appeal of BGI and the Cross-Appeal of Inmet was heard during June 2003.

Bre-X Minerals

On April 30, 1998, we were added as a defendant in a class action lawsuit initiated against Bre-X Minerals Ltd., certain of its directors and officers or former directors and officers and others in the United States District Court for the Eastern District of Texas, Texarkana Division. The class action alleges, among other things, that statements made by us in connection with our efforts to secure the right to develop and operate the Busang gold deposit in East Kalimantan, Indonesia were materially false and misleading and omitted to state material facts relating to the preliminary due diligence investigation undertaken by us in late 1996.

On July 13, 1999, the Court dismissed the claims against us and several other defendants on the grounds that the plaintiffs had failed to state a claim under United States securities laws. On August 19, 1999, the plaintiffs filed an amended complaint restating their claims against us and certain other defendants and on June 14, 2000 filed a further amended complaint, the Fourth Amended Complaint.

On March 31, 2001, the Court granted in part and denied in part our Motion to Dismiss the Fourth Amended Complaint. As a result, we remain a defendant in the case. We believe that the remaining claims against us are without merit. We filed our formal answer to the Fourth Amended Complaint on April 27, 2001 denying all relevant allegations of the plaintiffs against us. Discovery in the case has been stayed by the Court pending the Court’s decision on whether

BARRICK THIRD QUARTER REPORT 2003	35	NOTES TO FINANCIAL STATEMENTS

or not to certify the case as a class action. The amount of potential loss, if any, which we may incur arising out of the plaintiffs’ claims is not presently determinable.

On March 31, 2003, the Court denied all of the Plaintiffs’ motions to certify the case as a class action. Plaintiffs have not filed an interlocutory appeal of the Court’s decision denying class certification to the Fifth Circuit Court of Appeals. On June 2, 2003, the Plaintiff’s submitted a proposed Trial and Case Management Plan, suggesting that the Plan would cure the defects in the Plaintiff’s motions to certify the class. The Court has taken no action with respect to the proposed Trial and Case Management Plan. The Plaintiffs’ case against the Defendants may now proceed in due course, but not on behalf of a class of Plaintiffs but only with respect to the specific claims of the Plaintiffs named in the lawsuit. Having failed to certify the case as a class action, we believe that the likelihood of any of the named Defendants succeeding against Barrick with respect to their claims for securities fraud is remote.

Blanchard complaint

On January 7, 2003, we were served with a Complaint for Injunctive Relief by Blanchard and Company, Inc. (“Blanchard”), and Herbert Davies (“Davies”). The complaint, which is pending in the U. S. District Court for the Eastern District of Louisiana, also names J. P. Morgan Chase & Company (“J.P. Morgan”) as a defendant, along with an unspecified number of additional defendants to be named later. The complaint, which has been amended several times, alleges that we and bullion banks with which we entered into spot deferred contracts have manipulated the price of gold, in violation of U.S. antitrust laws and the Louisiana Unfair Trade Practices and Consumer Protection Law. Blanchard alleges that it has been injured as a seller of gold due to reduced interest in gold as an investment. Davies, a customer of Blanchard, alleges injury due to the reduced value of his gold investments. The complaint seeks damages and an injunction terminating certain of our trading agreements with J. P. Morgan and other bullion banks. In September 2003 the Court issued an Order granting in part and denying in part Barrick’s motions to dismiss this action. Barrick has requested that the Court reconsider portions of that Order. That request is pending. We intend to defend the action vigorously.

Wagner complaint

On June 12, 2003, a complaint was filed against Barrick and several of its current or former officers in the U.S. District Court for the Southern District of New York. The complaint is on behalf of Barrick shareholders who purchased Barrick shares between February 14, 2002 and September 26, 2002. It alleges that Barrick and the individual defendants violated U.S. securities laws by making false and misleading statements concerning Barrick’s projected operating results and earnings in 2002. The complaint seeks an unspecified amount of damages. At least two other complaints, making the same basic allegations against the same defendants, have been filed by other parties on behalf of the same proposed class of Barrick shareholders. In September the cases were consolidated into a single action in the Southern District of New York. The plaintiffs have been ordered to file a Consolidated and/or Amended Complaint by November 4, 2003. Barrick has yet to respond to the consolidated complaint. We intend to defend the action vigorously.

Peruvian tax assessment

On December 27, 2002, one of our Peruvian subsidiaries received an income tax assessment of $41 million, excluding interest and penalties, from the Peruvian tax authority SUNAT. The tax assessment relates to a recently completed tax audit of our Pierina Mine for the 1999-2000 fiscal years. The assessment mainly relates to the revaluation of the Pierina mining concession and associated tax basis. Under the valuation proposed by SUNAT, the tax basis of Pierina

BARRICK THIRD QUARTER REPORT 2003	36	NOTES TO FINANCIAL STATEMENTS

assets would change from what we have previously assumed with a resulting increase in current and deferred income taxes. While we believe the tax assessment is incorrect and we will appeal the decision, the full life of mine effect on our current and deferred income tax liabilities of $141 million is recorded at December 31, 2002, as well as other payments of about $21 million due for periods through 2002.

We intend to pursue all available administrative and judicial appeals. If we are successful on appeal and our original asset valuation is confirmed as the appropriate tax basis of assets, we would benefit from a $141 million reduction in tax liabilities recorded at December 31, 2002. The effect of this contingent gain, if any, will be recorded in the period the contingency is resolved.

Under Peruvian law, we are not required to make payment of disputed taxes for prior years pending the outcome of the appeal process, which routinely takes several years.

We have not provided for $51 million of potential interest and penalties assessed in the audit. Even if the tax assessment is upheld, we believe that we will prevail on the interest and penalties part, because the assessment runs counter to applicable law and previous Peruvian tax audits. The potential amount of interest and penalties will increase over time while we contest the tax assessment. A liability for interest and penalties will only be recorded should it become probable that SUNAT’s position on interest and penalties will be upheld, or if we exhaust our appeals.

Other

From time to time, we are involved in various claims, legal proceedings and complaints arising in the ordinary course of business. We are also subject to reassessment for income and mining taxes for certain years. We do not believe that adverse decisions in any pending or threatened proceedings related to any potential tax assessments or other matters, or any amount which we may be required to pay by reason thereof, will have a material adverse effect on our financial condition or future results of operations.

13	SEGMENT INFORMATION

We operate in the gold mining industry and our operations are managed on a district basis. The Goldstrike District includes the Betze-Post and Meikle Mines in the United States. Our “other operating mines” segment includes mainly operations which have been, or are being, closed.

Income statement information

					Segment income (loss) before
	Gold sales		Operating costs		income taxes

Three months ended September 30,	2003	2002	2003	2002	2003	2002

Goldstrike	$235	$162	$145	$110	$47	$14
Pierina	79	75	18	17	21	18
Bulyanhulu	23	28	18	18	(4)	1
Kalgoorlie	46	32	24	21	17	7
Eskay Creek	32	30	1	4	19	14
Hemlo	28	22	16	14	9	6
Plutonic	34	30	16	17	15	10
Round Mountain	35	36	16	18	14	12
Other operating mines	37	58	17	31	12	20

Segment total	549	473	271	250	150	102
Other items outside operating segments	-	-	19	9	-	-

	$549	$473	$290	$259	$150	$102

BARRICK THIRD QUARTER REPORT 2003	37	NOTES TO FINANCIAL STATEMENTS

					Segment income (loss) before
	Gold Sales		Operating costs		income taxes

Nine months ended September 30,	2003	2002	2003	2002	2003	2002

Goldstrike	$598	$497	$390	$326	$90	$59
Pierina	241	208	55	45	63	52
Bulyanhulu	86	92	55	57	2	8
Kalgoorlie	114	91	65	59	34	18
Eskay Creek	96	90	17	9	43	47
Hemlo	71	67	45	47	18	13
Plutonic	87	77	46	42	35	27
Round Mountain	103	103	49	54	39	33
Other operating mines	103	216	58	121	26	65

Segment total	1,499	1,441	780	760	350	322
Other items outside operating segments	-	-	44	27	-	-

	$1,499	$1,441	$824	$787	$350	$322

	Three months ended September 30,		Nine months ended September 30,
Asset information
Amortization	2003	2002	2003	2002

Goldstrike	$43	$38	$118	$112
Pierina	40	40	123	111
Bulyanhulu	9	9	29	27
Kalgoorlie	5	4	15	14
Eskay Creek	12	12	36	34
Hemlo	3	2	8	7
Plutonic	3	3	6	8
Round Mountain	5	6	15	16
Other operating mines	8	7	19	30

Segment total	128	121	369	359
Other amortization outside operating segments	6	5	21	16

	$134	$126	$390	$375

BARRICK THIRD QUARTER REPORT 2003	38	NOTES TO FINANCIAL STATEMENTS

	Three months ended September 30,		Nine months ended September 30,

Segment capital expenditures	2003	2002	2003	2002

Goldstrike	$12	$11	$40	$35
Plutonic	15	6	40	14
Bulyanhulu	8	12	27	44
Kalgoorlie	10	4	12	7
Veladero	12	-	19	-
Cowal	6	5	16	7
Pierina	4	2	9	4
Hemlo	2	2	7	5
Pascua-Lama	1	3	7	9
Round Mountain	3	1	5	7
Eskay Creek	1	5	4	8
Alto Chicama	-	-	2	-
Other operating mines	6	6	25	24

Segment total	80	57	213	164
Other capital expenditures outside operating segments	1	1	3	2

	$81	$58	$216	$166

	Three months ended September 30,		Nine months ended September 30,

Reconciliation of segment income to enterprise net income	2003	2002	2003	2002

Segment total	$150	$102	$350	$322
Non-legal reclamation/closure costs/accretion expense/other	(19)	-	(44)	-
Reclamation and other closure costs	-	(9)	-	(27)
Other amortization outside operating segments	(6)	(5)	(21)	(16)
Exploration and business development	(38)	(30)	(101)	(77)
Administration	(21)	(16)	(63)	(49)
Interest and other income	24	12	39	28
Interest expense	(12)	(15)	(36)	(44)
Non-hedge derivative gains (losses)	(21)	(3)	25	8
Income tax expense	(22)	(2)	(9)	(6)
Cumulative effect of changes in accounting principles	-	-	(17)	-

Net income	$35	$34	$123	$139

BARRICK THIRD QUARTER REPORT 2003	39	NOTES TO FINANCIAL STATEMENTS

14	COMPONENTS OF OTHER NET OPERATING ACTIVITIES

	Three months ended September 30,		Nine months ended September 30,

	2003	2002	2003	2002

Non-cash charges (credits):
Reclamation costs	$-	$9	$-	$27
Losses on short-term investments	-	-	7	4
Gains on sale of property, plant and equipment	(16)	-	(32)	(5)
Cumulative effect of changes in accounting principles	-	-	17	-
Accretion expense	5	-	13	-
Non-hedge derivative gains (losses)	21	3	(25)	(8)
Changes in operating assets and liabilities:
Accounts receivable	-	-	5	(5)
Inventories	(2)	8	(3)	49
Accounts payable	9	(15)	(6)	(14)
Current income taxes accrued	42	5	74	15
Other assets and liabilities	(2)	(14)	(8)	(63)
Payments of merger related costs	-	-	-	(38)
Payments of accrued reclamation and closure costs	(4)	(22)	(20)	(44)
Payments of income taxes	(32)	(14)	(119)	(40)

Other net operating activities	$21	$(40)	$(97)	$(122)

BARRICK THIRD QUARTER REPORT 2003	40	NOTES TO FINANCIAL STATEMENTS

Mine Statistics

	UNITED STATES

	Betze-Post		Meikle		Goldstrike Total		Round Mountain

Three months ended Sept. 30,	2003	2002	2003	2002	2003	2002	2003	2002

Tons mined (thousands)	35,714	35,456	426	411	36,140	35,867	5,116	7,984
Tons processed (thousands)	2,433	2,704	410	423	2,843	3,127	7,688	7,425
Average grade (ounces per ton)	0.244	0.151	0.390	0.389	0.265	0.189	0.015	0.019
Recovery rate (percent)	83.3%	82.0%	89.5%	91.1%	84.6%	84.9%	N/A	N/A

Production (thousands of ounces)	495	334	143	150	638	484	92	100

Production costs per ounce
Cash operating costs	$194	$239	$245	$190	$204	$223	$143	$160
Royalties and production taxes	18	8	17	16	18	10	27	14

Total cash costs	212	247	262	206	222	233	170	174
Amortization and reclamation	49	62	132	125	66	82	55	72

Total production costs	$261	$309	$394	$331	$288	$315	$225	$246

Capital expenditures (US$ millions)	$6	$3	$6	$8	$12	$11	$3	$1

Nine months ended Sept. 30,	2003	2002	2003	2002	2003	2002	2003	2002

Tons mined (thousands)	108,545	108,775	1,211	1,194	109,756	109,969	19,829	24,214
Tons processed (thousands)	7,596	7,624	1,199	1,190	8,795	8,814	22,637	23,877
Average grade (ounces per ton)	0.198	0.158	0.384	0.413	0.223	0.198	0.018	0.019
Recovery rate (percent)	82.3%	83.1%	87.9%	91.0%	83.6%	85.7%	N/A	N/A

Production (thousands of ounces)	1,235	1,004	404	448	1,639	1,452	302	289

Production costs per ounce
Cash operating costs	$209	$224	$232	$191	$215	$214	$148	$167
Royalties and production taxes	18	6	19	13	19	8	20	13

Total cash costs	227	230	251	204	234	222	168	180
Amortization and reclamation	52	62	123	119	70	79	53	69

Total production costs	$279	$292	$374	$323	$304	$301	$221	$249

Capital expenditures (US$ millions)	$20	$6	$20	$29	$40	$35	$5	$7

BARRICK THIRD QUARTER REPORT 2003	41	MINE STATISTICS

Mine Statistics

	AUSTRALIA

	Plutonic		Darlot		Lawlers		Kalgoorlie

Three months ended Sept. 30,	2003	2002	2003	2002	2003	2002	2003	2002

Tons mined (thousands)	4,222	4,047	227	215	208	1,999	13,177	11,491
Tons processed (thousands)	768	909	220	216	191	177	1,883	1,702
Average grade (ounces per ton)	0.139	0.098	0.176	0.175	0.138	0.176	0.069	0.059
Recovery rate (percent)	90.2%	89.8%	96.4%	97.2%	95.6%	97.6%	83.8%	82.1%

Production (thousands of ounces)	97	81	38	38	25	30	110	94
Production costs per ounce
Cash operating costs	$172	$179	$157	$156	$195	$161	$189	$221
Royalties and production taxes	7	8	6	8	6	7	6	7

Total cash costs	179	187	163	164	201	168	195	228
Amortization and reclamation	34	33	53	44	44	39	40	52

Total production costs	$213	$220	$216	$208	$245	$207	$235	$280

Capital expenditures (US$ millions)	$15	$6	$2	$3	$3	$2	$10	$4

Nine months ended Sept. 30,	2003	2002	2003	2002	2003	2002	2003	2002

Tons mined (thousands)	11,481	10,803	665	629	952	2,786	36,229	34,181
Tons processed (thousands)	2,279	2,594	655	629	597	535	5,327	5,266
Average grade (ounces per ton)	0.120	0.096	0.185	0.174	0.125	0.163	0.071	0.060
Recovery rate (percent)	89.5%	89.9%	96.9%	97.1%	95.9%	97.1%	85.1%	83.2%

Production (thousands of ounces)	246	223	118	105	72	85	321	262
Production costs per ounce
Cash operating costs	$184	$175	$152	$161	$235	$168	$199	$213
Royalties and production taxes	8	8	7	8	7	8	8	7

Total cash costs	192	183	159	169	242	176	207	220
Amortization and reclamation	24	36	50	46	37	40	47	58

Total production costs	$216	$219	$209	$215	$279	$216	$254	$278

Capital expenditures (US$ millions)	$40	$14	$5	$5	$13	$4	$12	$7

BARRICK THIRD QUARTER REPORT 2003	42	MINE STATISTICS

Mine Statistics

	CANADA

	Hemlo		Eskay Creek		Holt-McDermott

Three months ended Sept. 30,	2003	2002	2003	2002	2003	2002

Tons mined (thousands)	1,050	995	71	60	132	118
Tons processed (thousands)	528	455	71	65	133	119
Average grade (ounces per ton)	0.145	0.146	1.387	1.448	0.192	0.168
Recovery rate (percent)	95.3%	95.7%	93.7%	93.6%	94.5%	94.7%

Production (thousands of ounces)	73	63	87	85	24	19
Production costs per ounce
Cash operating costs	$202	$237	$4	$39	$202	$174
Royalties and production taxes	9	7	5	4	-	-

Total cash costs	211	244	9	43	202	174
Amortization and reclamation	41	41	139	135	134	105

Total production costs	$252	$285	$148	$178	$336	$279

Capital expenditures (US$ millions)	$2	$2	$1	$5	$-	$2

Nine months ended Sept. 30,	2003	2002	2003	2002	2003	2002

Tons mined (thousands)	3,139	3,012	208	185	415	378
Tons processed (thousands)	1,457	1,413	211	189	409	378
Average grade (ounces per ton)	0.147	0.139	1.417	1.498	0.172	0.173
Recovery rate (percent)	95.0%	94.4%	93.6%	93.7%	94.5%	94.7%

Production (thousands of ounces)	203	186	269	262	66	62
Production costs per ounce
Cash operating costs	$218	$234	$58	$32	$248	$166
Royalties and production taxes	8	8	4	4	-	-

Total cash costs	226	242	62	36	248	166
Amortization and reclamation	41	41	132	131	127	97

Total production costs	$267	$283	$194	$167	$375	$263

Capital expenditures (US$ millions)	$7	$5	$4	$8	$-	$5

BARRICK THIRD QUARTER REPORT 2003	43	MINE STATISTICS

Mine Statistics

	PERU		TANZANIA

	Pierina		Bulyanhulu

Three months ended Sept. 30,	2003	2002	2003	2002

Tons mined (thousands)	11,067	8,204	215	241
Tons processed (thousands)	-	-	213	265
Average grade (ounces per ton)	0.070	0.083	0.360	0.376
Recovery rate (percent)	-	-	88.6%	86.5%

Production (thousands of ounces)	215	219	68	86
Production costs per ounce
Cash operating costs	$81	$77	$265	$192
Royalties and production taxes	-	-	12	7

Total cash costs	81	77	277	199
Amortization and reclamation	183	190	136	100

Total production costs	$264	$267	$413	$299

Capital expenditures (US$ millions)	$4	$2	$8	$12

Nine months ended Sept. 30,	2003	2002	2003	2002

Tons mined (thousands)	29,395	23,446	687	684
Tons processed (thousands)	-	-	719	801
Average grade (ounces per ton)	0.075	0.075	0.371	0.371
Recovery rate (percent)	-	-	88.0%	85.2%
Production (thousands of ounces)	706	617	235	256
Production costs per ounce
Cash operating costs	$81	$74	$218	$195
Royalties and production taxes	-	-	11	8
Total cash costs	81	74	229	203
Amortization and reclamation	183	190	122	96
Total production costs	$264	$264	$351	$299
Capital expenditures (US$ millions)	$9	$4	$27	$44

BARRICK THIRD QUARTER REPORT 2003	44	MINE STATISTICS

CORPORATE OFFICE
Barrick Gold Corporation
BCE Place, Canada Trust Tower, Suite 3700
161 Bay Street, P.O. Box 212
Toronto, Canada M5J 2S1
Tel: (416) 861-9911 Fax: (416) 861-0727
Toll-free within Canada and United States: 1-800-720-7415
Email: investor@barrick.com
Web site: www.barrick.com	TRANSFER AGENTS AND REGISTRARS
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Tel: (416) 643-5500
Toll-free throughout North America: 1-800-387-0825
Fax: (416) 643-5501
Email: inquiries@cibcmellon.ca
Web site: www.cibcmellon.com

SHARES LISTED (ABX) The Toronto Stock Exchange The New York Stock Exchange The London Stock Exchange The Swiss Stock Exchange La Bourse de Paris	Mellon Investor Services L.L.C.
85 Challenger Road, Overpeck Center
Ridgefield Park, New Jersey 07660
Tel: (201) 329-8660
Toll-free within the United States:
1-800-589-9836
Web site: www.mellon-investor.com

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Westwind Partners	INVESTOR CONTACT: Kathy Sipos Manager, Investor Relations Tel: (416) 307-7441 Email: ksipos@barrick.com	MEDIA CONTACT: Vincent Borg Vice President, Corporate Communications Tel: (416) 307-7477 Email: vborg@barrick.com

Barrick’s exploration programs are designed and conducted under the supervision of Alexander J. Davidson, P. Geo., Executive Vice President, Exploration of Barrick. For information on the geology, exploration activities generally, and drilling and analysis procedures on Barrick’s material properties, see Barrick’s most recent Annual Information Form on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission. Certain statements included herein, including those regarding production, costs, timing of permitting, construction or production, and other statements that express management’s expectations or estimates of our future performance, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule”, and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. In particular, our Management’s Discussion and Analysis includes many such forward-looking statements and we caution you that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from our estimated future results, performance or achievements expressed or implied by those forward-looking statements and our forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as silver, copper, diesel fuel and electricity) and currencies; changes in interest rates or gold lease rates that could impact realized prices under our forward sales program; legislative, political or economic developments in the jurisdictions in which Barrick carries on business; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities or grades of reserves; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in Barrick’s most recent Form 40-F/Annual Information on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

Barrick expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise.